EXHIBIT 99.2

Management’s Discussion and Analysis (“MD&A”)

These interim financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting”. These are the Company’s first interim financial statements under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for part of the period covered by the first IFRS annual financial statements, and IFRS 1 “First-time Adoption of IFRS” has been applied. The interim financial statements may not include all of the information required for full annual financial statements. Notes to the financial statements on pages 8 to 16 should be referred to as supplementary information to this discussion and analysis.

The transition to IFRS has had no impact on the financial position or financial performance of the Company and has affected only the presentation of the Company’s financial statements. The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws. Forward-looking information may relate to the Company’s future outlook and anticipated events and may relate to matters that are not historical facts. In particular, statements regarding the Company’s objectives and strategies are forward-looking statements. These statements are based on certain factors and assumptions which are considered reasonable as of the current date but may prove to be incorrect. Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” in the Company’s 2014 annual MD&A), that could cause future events and results to differ materially from what the Company currently foresees.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the three months ended January 31, 2015.

Outstanding Shares

There were 254,432,713 Class A retractable shares and 40,000 Common shares issued and outstanding at January 31, 2015.

Financial Results – Changes in Net Assets

Net assets increased by $215.4 million or 6.7% during the three months ended January 31, 2015 primarily as a result of a 8.2% increase in the price of gold and a 4.4% increase in the price of silver during the period.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per share basis):

	Quarter ended (U.S.$)
	Jan. 31, 2015	Oct. 31, 2014	July 31, 2014	Apr. 30, 2014
Change in unrealized appreciation of holdings	$218.1	$(550.6)	$103.0	$61.2
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$215.4	$(553.5)	$100.1	$58.2
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$0.85	$(2.17)	$0.39	$0.23
Total net assets	$3,453.3	$3,237.9	$3,793.8	$3,693.7

	Jan. 31, 2014	Oct. 31, 2013	July 31, 2013	Apr. 30, 2013
Change in unrealized appreciation of holdings	$(346.1)	$190.0	$(606.6)	$(917.4)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(349.1)	$186.8	$(609.6)	$(921.1)
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(1.37)	$0.73	$(2.40)	$(3.62)
Total net assets	$3,635.5	$3,984.6	$3,800.3	$4,409.9

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends. Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets.

Net income, inclusive of the change in unrealized appreciation of holdings, for the three months ended January 31, 2015 was $215.4 million compared to a net loss, inclusive of the change in unrealized appreciation of holdings, of $349.1 million for the comparative period in 2014. Virtually all of the net income (loss) for the three-month period ended January 31, 2015 was a result of the change in the unrealized appreciation of holdings during the period which was driven by the higher prices of gold and silver bullion during the period. Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased by $119,446 during the three-month period ended January 31, 2015 as compared to the same period in 2014. The decrease in administration fees was a direct result of the lower levels of average net assets under administration during the three-month period.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month period ended January 31, 2015 remained unchanged from the comparative period in 2014 at 0.08%. For the twelve-month period ended January 31, 2015, the expense ratio remained unchanged at 0.32% from the comparative twelve-month period ended January 31, 2014.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate income primarily to be applied towards expenses and Class A share dividends. The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemptions (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the three months ended January 31, 2015, Central Fund’s cash and cash equivalents decreased by $4.3 million to $18.7 million. This decrease was a result of the amounts used to pay expenses and the year-end Class A share dividend. The Administrator and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion at all times.

Administrator and Other Related Party Information

Please refer to Note 9 on page 14 of this interim report.

Additional Information

This MD&A is dated February 23, 2015. Additional information relating to the Company, including its Annual Information Form and 2014 Annual Report, is available on the SEDAR website at www.sedar.com and Central Fund’s website at www.centralfund.com.